Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

General Employee Questions & Answers #7

Subject:	Entergy Transmission Business/ ITC Merger
Date:	February 4, 2013

•	Entergy and ITC have provided these responses to employee questions.

•	If you have general questions, please submit them to feedback@entergy.com.

•	If you have questions regarding the staffing process, please send them to transcostaffing@entergy.com

•	If you have ITC benefits questions, send them directly to ITC at ITCbenefits@itctransco.com.

•	Throughout the transition process, commonly posed employee questions will be answered and posted on the my Entergy intranet for employee access.

•	Questions that relate to bargaining unit employees may be addressed through the respective bargaining unit representative.

General Q&A

Q. What is the general status on the procedural schedules?

A. Procedural schedules have been set in four of the retail jurisdictions. In addition to the Louisiana Public Service Commission hearing beginning in late June, the Arkansas Public Service Commission and New Orleans City Council have scheduled hearings in July, and the Mississippi Public Service Commission hearing is scheduled in early August. The schedules we have today would appear to lead to a final determination by regulators in the fall absent a settlement agreement that might allow for a decision in an earlier time frame. We continue to work with the regulatory bodies on schedules that are most constructive for all parties involved and continue to expect the transaction to close in 2013.

Q. How will independence be viewed if the leaders of the new subsidiary are former Entergy people?

A. Independence is the core of ITC’s business model. ITC’s independence is not dependent upon former employment relationships of its current employees, but rather how they implement the business philosophy and independence requirements that have made ITC successful.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

ITC Midwest serves as a great example of how employee and management integration into ITC can be successful. Doug Collins, a longtime employee of Alliant Energy–Interstate Power & Light Co. (IPL), joined ITC Midwest in 2007 upon completion of the sale of IPL’s transmission assets to ITC Midwest. Doug, and the team of former Alliant-IPL employees who came to ITC, have adopted and applied ITC’s independent transmission philosophies and practices, which have resulted in investments in and upgrades to the ITC Midwest infrastructure and improved system service reliability and performance.

Additionally, ITC’s policy on independence states that employees and their immediate family members (spouses and minor children living in the same households) may not directly own securities issued by any Market Participant or any Affiliate of any Market Participant, thereby eliminating conflict of interests. Employees, and their spouses and minor children who live at home will need to divest themselves of all of their Market Participant stock within the required period, as specified by FERC (one year negotiated in Employee Matters Agreement if allowed by Federal Energy Regulatory Commission; otherwise six months). Once that period is up, the employee, spouse and minor children who live at home can no longer buy any Market Participant stock, which includes Entergy stock.

Q. Why aren’t Duke, Southern and other utility peer companies doing the same thing and divesting of their transmission businesses?

A. We can’t speak to the strategies of other companies. However, the independent transmission company model is not a new idea for Entergy. We’ve been talking about similar concepts since the late 1990s. We were looking for the right structure, the right time and the right partner. We’ve found all three.

Q. How much smaller will Entergy be without transmission?

A. In terms of assets, transmission represents around 15 percent of Entergy’s utility business. As of Dec. 31, 2011, transmission net property, plant and equipment was valued at $3.3 billion, while utility net property, plant and equipment was valued at $20.6 billion. Moreover, the utility business continues to invest in its infrastructure for both transmission and non-transmission assets.

Q. What does the future hold for Entergy’s business?

A. This transaction is consistent with Entergy’s ongoing strategy to look for opportunities to create value for all stakeholders. We have been evaluating the independent transmission company business model for more than a decade. While Entergy will be smaller post-transaction in the sense that it will no longer own the transmission business, the transaction creates benefits to customers and other stakeholders going forward for both companies. In fact, one of the benefits is enhanced financial flexibility for Entergy and the utility operating companies.

Going forward, Entergy’s focus will be on continuing to operate our two major distinct businesses:

•	A utility in the southeastern U.S. that generates, distributes and sells electric power to customers in our four-state region and for which there is still significant growth opportunity.

•

A non-utility generation business that owns and operates clean nuclear and nonnuclear generation assets in attractive power markets, primarily in the northern U.S., and reflects a valuable option for shareholders.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

We will continue to manage the businesses we operate through operational excellence and look for opportunities to deploy capital through portfolio management in ways that enhance value so that we can continue to map out our own future as a business.

Q. How will the transmission spin-off impact Entergy’s fossil plants?

A. This transaction will only involve Entergy’s transmission business. Fossil supports the company’s plan to spin off and merge its transmission business with ITC. Key support activities include the continuance of effective Generator Interconnection Agreements along with the necessary revision of important fossil processes such as long-term planning and black start operations. Fossil also will actively engage in the establishment of effective points of interconnection so that clear asset ownership and resulting roles and responsibilities are established.

Operations

Q. Who does ITC’s day-to-day switching, do you have switching crews or do you have qualified contractors that do the switching on your Transmission system?

A. Day-to-day field switching for ITC’s existing operating companies is performed by qualified employees of ITC’s operations and maintenance contractor, Utility Lines Construction Services.

Real Estate and Facilities

Q. Why can’t we share buildings with ITC?

A. Ultimately employees of ITC and Entergy will not be allowed to share buildings because of factors including security and regulatory compliance. As separately owned and operated businesses, both companies will establish independent facilities where needed in order to address business needs.

Finance and Accounting

Q. What will be the process under ITC to get capital projects into the rate base?

A. Planners work to identify projects to address known reliability or congestion projects and submit that to the Midwest Independent Transmission System Operator for MISO and stakeholder review.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

Once the MISO Board approves the projects, the company begins the process to design, engineer, and construct the projects. Ultimately, once projects are energized, the engineering department informs the accounting team to move the projects from construction work in progress (CWIP) status to utility plant in service. These assets are then included in rate base.

Q. If the spin-off and merger happens during the middle of the year, will we have to start over on FICA withholdings?

A. Based on the anticipated structure of the transaction, it appears that ITC would not need to restart the taxable wage base limits for FICA (Federal Insurance Contributions Act) and FUTA (Federal Unemployment Tax Act) for those employees who become Transco employees as a result of the spin-off and merger. This assessment is subject to further evaluation and analysis.

Information Technology

Q. Will SAIC continue to support the separated Transmission business?

A. No final decisions have been made at this time. This decision will be made during the integration process.

Human Resources
Staffing

Q. When will organization charts be published?

A. Organization charts for ITC/ITC Midsouth Operations and Entergy post-transaction have been published on the Transmission Merger employee intranet page.

Q. Will there be a hiring freeze once the ITC offers are made or will employees still be able to apply for internal positions?

A. Employees, regardless of whether selected for ITC/ITC Midsouth Operations or Entergy, will be able to apply for internal Entergy positions until the freeze date, which will occur approximately 50 days before the transaction close.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

Q. Once the ITC offers are made and accepted, what is the effective date for employment?

A. Offers will be contingent upon the transaction closing. Therefore employment at ITC would not begin until the transaction has closed.

Q. If an employee is in the middle of their Entergy-sponsored Green Card process (I-140 has been approved), will the ITC transaction cause the process to start over?

A. ITC supports employees obtaining Green Cards. Employees impacted by the transaction who are working under current H-1b visas will be transferred, and employees currently pursuing a Green Card will continue with ITC’s support. Prior to the date of transfer, all immigration documents will be reviewed so that delays are avoided to the extent possible.

Q. If an administrative assistant (not directly reporting to a VP) is in a work group designated as Group 1 (transition to ITC), what becomes of their position since only the level of VP and above have administrative assistants at ITC?

A. Group 1 Administrative Assistant positions, where they currently exist, will continue to exist in the new organization.

Pension and Retirement

NOTE: We understand that employees have many detailed questions regarding pension and retirement benefits. These topics will be addressed in a series of upcoming bulletins and in-person meetings. We also encourage you to submit your Entergy-related retirement questions to the Entergy Pension Resource Center at 1-855-523-EPRC (3772) and questions about ITC retirement benefits to ITCBenefits@itctransco.com.

Compensation and Benefits

Q. What will be the overtime rate for the non-bargaining employees?

A. The standard overtime premium rate for non-exempt, non-bargaining unit employees is .5 times the regular rate of pay for all hours worked over 40 hours in a workweek. This is in addition to the employee’s straight-time hourly rate for each of those hours. Certain exempt employees working in the Operations Control Room and in the field as Field Supervisors are eligible for straight-time overtime; however, ITC does not have a general exempt overtime policy applicable to all exempt employees. Exempt overtime may be approved on a case-by-case basis for special circumstances such as storm or other emergency response activities.

Q. Will there be a Per Diem/Job expensing rate for non-bargaining employees?

A. ITC does not use per diem. All expenses are processed through our expense reporting system.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

Q. How will the ITC transition affect the benefits with our spouse’s company? Will this be considered a life changing event where we will be able to update our spouse’s benefits?

A. 2013 Benefit Elections will carry over to ITC, which include any amounts previously paid toward the annual deductible and out-of-pocket maximum. This transaction is not a permitted life status change event. In general, your 2013 elections will remain in effect for the remainder of the plan year, through Dec. 31.

Q. Do ITC’s insurance plans tie to a pool of utilities in the Blue Cross’s offering for example that helps with the cost of the benefit?

A. ITC is self-insured and does not currently participate in any pooled purchasing coalitions.

Employee Policies and Other Benefits

Q. What are ITC working hours?

A. ITC’s standard work hours are Monday through Friday from 8 a.m. to 5 p.m.

Q. Assuming ITC is a five-day workweek company, will ITC look at all types of work week schedule options? (4-10’s, 3-12’s, 4-12’s, etc.)

A. ITC Midsouth employees may elect to work 5-4/9 in which you work eight 9-hour days and one 8-hour day in the pay period to eliminate one Friday. An alternate work schedule requires supervisor approval.

ITC and the Union will agree on an alternate work schedule based on the provisions as defined in the collective bargaining agreement, subject to supervisory approval.

Q. With supervisor approval to use the alternative work schedule (9 days / 80 hours) will ITC vacation time be counted as “days” or “hours?”

A. Vacation time will be equivalent to the full number of hours the employee was scheduled to work that day, either 9 hours or 8 hours respectively.

Q. Will ITC recognize additional vacation negotiated and added to experienced non-bargaining unit employee’s vacation time that came to Entergy with years of work experience?

A. Yes. ITC will honor Entergy employees’ current level of vacation time as of the close date.

Q. If your vacation is not used in a calendar year, will you be paid for what is not used or can you roll it to the next year’s vacation?

A. Employees may carryover any unused vacation time to the next calendar year, to be used by March 31. Unused vacation time after that date is forfeited. ITC does not have a vacation time carryover limit.

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

Q. Does ITC offer a “continuing education” program much like Entergy does today? If so, what are the details of ITC’s continuing education program?

A. To be successful, ITC requires a skilled workforce with a diverse knowledge base that is capable of meeting current and future operational needs in the ever-changing competitive world. To meet these needs, ITC encourages regular development and education. ITC’s Education Assistance Program is a voluntary educational opportunity to assist each employee in developing knowledge and skills that are needed now or will be needed in the future at ITC.

All active full-time employees of ITC are eligible for participation in the Education Assistance Program with supervisor approval. Employees can request reimbursement for degree programs or individual classes. Programs and classes approved under the Education Assistance Program must be related to ITC’s current or future needs. ITC has the sole discretion to determine which programs and classes meet these needs and these requirements may change from time to time.

Q. Will the vehicle take home policy be re-instated?

A. Currently at ITC certain employees who work in the field as their primary job take their company provided vehicles home, and are expected to report directly to the job site each day, or be available for emergency restoration activities if called upon. The same practice is in place for our contractor workforce. Shortly after the close, we anticipate putting back in place a vehicle take home policy. While likely similar to the legacy Entergy policy, the new policy will be developed to meet the business needs of ITC Midsouth.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals,

Q&As: Entergy Transmission/ITC Merger

February 4, 2013

approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC Registration Statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.